Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

 April 27, 2017

To the Shareholders of

KBS Real Estate Investment Trust II, Inc.

RE: NOTIFICATION OF HIGHER OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC is offering to purchase 1,900,000 common shares (the "Shares"), in KBS Real Estate Investment Trust II, Inc. (the "Corporation"), for cash in the amount of $3.75 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated April 27, 2017, and the related Transfer Agreement (together, the “Offer”). The Corporation last estimated its value at $5.49 per Share, but such figure does not represent the distributions that would be made upon a liquidation of assets and does not account for sale costs and possible prepayment penalties. Investors should consider the following:

• Our offer exceeds the most recent offer for your Shares of which we are aware by $0.45 per Share (over 13%). Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

• Our offer provides the opportunity to GET CASH PROMPTLY for your Shares. The Corporation’s redemption program is limited to sales for death, disability or incompetence. The Corporation has no obligation to provide liquidity for shareholders at any particular time, or ever. If you do not sell, you should be prepared to hold the Shares indefinitely.

• By selling your Shares, you receive a guaranteed current price for your Shares. The Corporation admits that its estimated value per Share may not reflect the value that stockholders will actually receive. The Corporation states that its estimated value per Share is not the value of the Shares according to GAAP, or the liquidation value, or the price the Shares would receive in public trading. The estimate also does not reflect deductions for sale and other transaction costs and prepayment penalties that would apply to property sales.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus/ Login: KBS2; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to KBS2Offer@everestproperties.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on June 8, 2017.

Very truly yours,

Everest REIT Investors I, LLC